82-3116

GREAT QUEST
METALS LTD.

04 MAR 23 AM 7:21

March 15, 2004

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-7
Washington, DC
USA, 20549

SUPPL

04010837

To Whom It May Concern:

RE: Great Quest Metals Ltd. (the "Company")

Enclosed, for your files, is one copy of the Company's news release that was issued on March 15, 2004. This release was sent to the TSX Venture Exchange, BC Securities Commission and Canada Stockwatch.

Yours truly,

GREAT QUEST METALS LTD.

per
Karen Nestoruk
Administration

/kn
enclosure

PROCESSED
MAR 25 2004
THOMSON
FINANCIAL
3/25

Suite 515, 475 Howe Street, Vancouver, BC V6C 2B3 Tel: 604-689-2882 Fax: 604-684-5854
Website: www.greatquest.com Email: info@greatquest.com

GREAT QUEST
METALS LTD.

Suite 515, 475 Howe Street
Vancouver, British Columbia, Canada V6C 2B3
Tel: 604-689-2882 Fax: 604-684-5854
Website: www.greatquest.com Email: info@greatquest.com

March 15, 2004
12g3-2(b) Exemption #82-3116
Standard & Poor's Listed
Trading Symbol: GQ

Results of Diamond Drill Program on Bourdala Concessions

VANCOUVER, BC -- Willis W. Osborne, President of Great Quest Metals Ltd. (the "Company") (TSX Venture Exchange: GQ) is pleased to announce the latest results from the diamond drill program on the Bourdala concessions in Mali, West Africa. Below are the results:

Drill Hole	Interval (m)	Width (m)	Gold (grams per tonne gold)
DH-15-NG	62.6 – 64.6	2.0	1.86
	75.1 – 76.1	1.0	1.11
DH-16-TD	9.8 – 11.4	1.6	1.91
	49.4 – 50.4	1.0	4.27
	56.3 – 57.8	1.5	1.01
DH-17-TD	9.8 – 10.9	1.1	2.19

DH-14-NG was spotted 58 m east of the section of pits with high grade gold and drilled west at -50°. DH-15 was spotted 53 m west and drilled east at –50 along the same line as DH-14-NG. These drill holes were at a depth of 69 and 63 metres respectively under the pits. The reason for the drill holes being spotted such a large distance from the target pits is that much of the intervening area is covered by orpaillage or pits where the local miners were recovering gold. It is thought that the two intersections in DH-15-NG are not related to the zone of high grade pits. The results from drilling here indicate that the main gold, mineralized zone is either horizontal, oriented east-west and dipping either north or south, or cut off by a fault. This area will be drilled again during the next program.

In the TD area, DDH-16-TD was drilled on an azimuth of 110° at –60 so as to pass under DDH-02-TT which had intersected 5.5 m of 2.91 g/t gold and 7.0 m of 4.24 g/t gold. The first zone was intersected from 48.4 to 57.8. This gave 9.4 m of 0.76 g/t gold which included 1.0 m of 4.27 and 1.5 m of 1.01. The second zone, identified by geology, gave negligible values. Because of the particulate nature of gold in the area, further tests will be done on selected samples. The particulate nature of gold refers to the fact that instead of the gold being uniformly distributed throughout the rock, it occurs in discrete "particles", which are not regularly distributed. The sample size for a normal fire assay is just 30 grams. As a result, it is possible to miss the gold in a fire assay if it is particulate in nature. In a metallic assay, a sample ranging from 950 to 1,200 grams is treated, and the particulate effect is diminished.

The program continues. DH-18-BR was located so as to test the extension of the zone intersected in DH-06-BR (10 m of 3.92 g/t gold and 5 m of 8.63 g/t gold) and DH-11-BR (7.0 m of 5.00 g/t gold). DH-19-LD was located to drill under the famous Drin Drin pit to test for the zone from which local miners are said to have recovered gold 150 to 200 years ago. Finally, one or two holes will be drilled in the Nanike Sodjigui area to follow-up DH-04-NS which intersected 5.6 m of 2.25 g/t gold.

"Willis W. Osborne"

Willis W. Osborne
President

N E W S R E L E A S E